UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Agreement with Energy Plus

Robo.ai Inc. (the “Company”) entered into an agreement for the transfer of one ordinary share in ICONIQ Holding Limited dated as of February 5, 2026 (“Energy Plus Agreement”) with Energy Plus Management Limited (“Energy Plus”), pursuant to which Energy Plus agreed to acquire from the Company 100% of the issued and outstanding ordinary shares of ICONIQ Holding Limited for a purchase price of US1.00 in cash. In the Energy Plus Agreement, the Company and Energy Plus have made representations and warranties and have agreed to covenants relating to the transaction. The closing of the transaction is expected to take place by the end of February 2026.

The foregoing descriptions of the Energy Plus Agreement and the transaction contemplated thereunder is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, the copy of which is filed with this current report on Form 6-K as Exhibit 99.1, and the terms of which are incorporated herein by reference.

Explanatory Note

The Company has determined that, pursuant to Article 11 of Regulation S-X, the Company is required to incorporate in its outstanding registration statements unaudited pro forma condensed consolidated financial information prepared to reflect the proposed disposition of ICONIQ Holding Limited. The unaudited pro forma condensed consolidated financial statements are based on, and should be read in conjunction with, the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year ended and as of December 31, 2024 and unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2025. The pro forma adjustments are based upon available information and assumptions that management believes reasonably reflect the transaction. The unaudited pro forma condensed financial statements are provided for illustrative purposes only and do not purport to represent what actual results of operations or the consolidated financial position would have been had the transaction occurred on the date assumed, nor are they necessarily indicative of the Company’s future consolidated results of operations or financial position.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Agreement for the Transfer of One Ordinary Share in ICONIQ Holding Limited dated as of February 5, 2026 Between Robo.ai Inc. and Energy Plus Management Limited
99.2	Unaudited Pro Forma Consolidated Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: February 11, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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